UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of ADS Ratio

Pintec Technology Holdings Limited (the “Company”) announced on May 13, 2022 that the ratio of its American depositary share (“ADS”) representing its Class A ordinary shares (“ADS Ratio”) is being amended from one (1) ADS representing seven (7) Class A ordinary share to one (1) ADS representing thirty-five (35) Class A ordinary shares.

There will be no change to the Company’s Class A ordinary shares. Furthermore, no physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on the NASDAQ Global Market is expected to take place at the open of business on May 16, 2022 (U.S. Eastern Time). Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

As a result of the change in the ADS Ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS Ratio will be equal to or greater than five times of the ADS price before the change.

Entry into Material Contracts

On May 13, 2022, the board of directors of the Company unanimously approved the entry into certain material contracts, pursuant to which the Company will dispose of its 100.0% equity interest in Pintec Australia Pty Ltd (“Pintec Australia”), a company incorporated under the laws of Australia (the “Share Transfer”). The Share Transfer will amount to the deconsolidation of Pintec Australia, which holds 50.0% equity interest in Wagepay Pty Ltd, 50.0% equity interest in Janko Loans Pty Ltd, 15.56% of Leasgo Pty Ltd and 100.0% in Suppy Pty Ltd. Upon the completion of this Share Transfer, the financial results of Pintec Australia will no longer be included in the Company’s consolidated financial statements, therefore eliminating its negative financial impacts to the Company. The Share Transfer would allow the Company to recoup certain expenses incurred in relation to Pintec Australia.

The Company plans to continue focusing on better empowering the small and medium enterprise (the “SME”) ecosystem through the offering of comprehensive technology-based credit services and solutions to the SMEs.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

Date: May 13, 2022	By:	/s/ Victor Huike Li
Name: Victor Huike Li
Title: Director and Chief Executive Officer